Westrange Corp.

April 11, 2003

To:   Alberta Securities Commission

        British Columbia Securities Commission

        Saskatchewan Securities Commission

        The Toronto Stock Exchange Venture Exchange Inc.

Re: Notice of Meeting and Record Dates

By a directors' resolution enacted on April 10, 2003, the Westrange Corp. Board of Directors fixed:

1.	The date for the 2003 Annual General Meeting of Shareholders for the fiscal year ended December 31, 2002, as 11:00 AM, Wednesday, June 25, 2003; and,

2.	The record date for the determination of shareholders eligible to vote at the meeting as Wednesday, May 7, 2003.

Sincerely,

/s/Ward Moberg

Ward Moberg,

Recording Secretary

201-2500 13th Avenue, Regina, Saskatchewan S4P 2W0
Telephone (306) 352-6132 Fax: (306) 545-3262